Exhibit (a)(5)(i)

October 31, 2016

Mobile TeleSystems Public Joint Stock Company (the “Company”)

ANNOUNCEMENT OF TENDER OFFER AND DISTRIBUTION OF OFFER TO PURCHASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,

CANADA OR JAPAN

The Company announces the proposed return of a maximum of RUB 4,934,527,300 to the Company’s Holders of Shares of Common Stock and ADS Holders by way of a tender offer by its wholly-owned subsidiary Stream Digital, LLC

The Company intends to return a maximum of RUB 4,934,527,300 to its Holders of shares of Common Stock and ADS Holders (collectively, the “Shareholders”) by means of a tender offer (the “Tender Offer”) by its wholly-owned subsidiary Stream Digital, LLC (the “Offeror”). RUB 4,934,527,300 is equal to approximately US$78,276,131 as of October 28, 2016 translated at an exchange rate of RUB 63.04 to US$1.00.

Purchases from Sistema

The Company’s majority shareholder, Sistema, has also agreed pursuant to a purchase agreement not to tender or sell any shares of Common Stock in the Tender Offer and instead agreed to sell to the Offeror, following completion of the Tender Offer, a pro rata number of shares of Common Stock based on the number of shares that the Offeror purchases in the Tender Offer, such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Company after the Tender Offer will be substantially equal to Sistema’s and such affiliates’ ownership as at the date of the commencement of the Tender Offer.

Key elements of the Tender Offer are:

•                  RUB 4,934,527,300 available to be returned to Shareholders via the purchase of a maximum of 24,796,619 shares of the Company’s Common Stock (including shares of Common Stock represented by ADSs), representing a maximum of approximately 1.24 per cent. of the Issued Share Capital of the Company as at October 28, 2016;

•                  Shares of Common Stock may be tendered within a price range of RUB 199.00 to RUB 229.00 per share of Common Stock. RUB 199.00 per share of Common Stock representing a discount of 6.7 per cent., and RUB 229.00 per share of Common Stock represents a premium of 7.36 per cent. to the closing price of RUB 213.30 on October 28, 2016;

•                  the Tender Offer will be implemented through a procedure commonly called a modified “Dutch auction” using a Strike Price mechanism. All successfully tendered shares of Common Stock (including shares of Common Stock represented by ADSs) will be acquired at the Strike Price; and

•                  the Tender Offer will expire at 10:00 a.m. (Moscow time) on December 1, 2016 for Common Stock and at 5:00 p.m. (New York City time) on November 30, 2016 for ADSs unless the Tender Offer is extended, with proceeds expected to be dispatched to Holders of shares of Common Stock between December 6, 2016 and December 23, 2016, and to ADS Holders on or about December 12, 2016.

The Company announces that the offer to purchase dated October 31, 2016 (the “Offer to Purchase”), containing the full terms and Conditions of the Tender Offer, instructions to Shareholders on how to tender their shares of Common Stock (including shares of Common Stock represented by ADSs) should they choose to do so, together with a Common Stock Letter of Transmittal and an ADS Letter of Transmittal, is expected to be distributed to Shareholders on or around October 31, 2016.

A copy of the Offer to Purchase is now available to view on the Company’s website at http://www.mtsgsm.com/

Structure of the Tender Offer

The Tender Offer will be carried out by the Offeror acquiring the successfully tendered shares of Common Stock (including shares of Common Stock represented by ADSs) at a “Strike Price”. The Company may decide at some time in future to cancel the shares of Common Stock (including shares of Common Stock represented by ADSs) purchased in the Tender Offer and purchased from the Company’s majority shareholder, Sistema Public Joint-Stock Financial Corporation (“Sistema”), pursuant to a purchase agreement (as described below under “Purchases from Sistema”). However, the Company (through its subsidiaries) may hold such shares of Common Stock for a certain period of time (including long-term) due to, among other things, the fact that (i) the cancellation process pursuant to Russian law may be lengthy and (ii) the Company (together with its subsidiaries) may use some or all of the purchased shares of Common Stock for general corporate purposes including for the purposes of obtaining financing for day-to-day operations.

As at the date of the Offer to Purchase, it is proposed that a maximum of 24,796,619 shares of Common Stock (including shares of Common Stock represented by ADSs) be purchased under the Tender Offer, representing approximately 1,24 per cent. of the Company’s Issued Share Capital as at October 28, 2016, for a maximum aggregate consideration of RUB 4,934,527,300.

Shareholders can decide whether they want to tender all, some or none of their shares of Common Stock or ADSs in the Tender Offer.

Shareholders can tender their shares of Common Stock (including shares of Common Stock represented by ADSs) in the following ways:

(i)             submit a tender at whatever is determined to be the Strike Price (referred to as a “Strike Price Tender”);

(ii)          submit a tender at a single price in the Price Range; or

(iii)       submit a tender at different prices in the Price Range (including a Strike Price Tender).

The Strike Price

A single price per share of Common Stock will be applied to all shares of Common Stock (including shares of Common Stock representing ADSs) purchased by the Offeror pursuant to the Tender Offer, being the Strike Price.

The Strike Price will be the lowest price per share of Common Stock in the Price Range that will allow the Offeror to purchase RUB 4,934,527,300 in value of shares of Common Stock (including Common Stock represented by ADSs) at such price or, if fewer shares of Common Stock are properly tendered, all shares of Common Stock (including Common Stock represented by ADSs) that are properly tendered and not properly withdrawn.

All Shareholders who tender shares of Common Stock (including shares of Common Stock representing ADSs) at a price below or at the Strike Price or as Strike Price Tenders will receive the Strike Price for all successful tenders accepted, subject, where applicable, to the scaling-back arrangements described below.

Number of shares of Common Stock to be purchased

If the aggregate value at the Strike Price of all validly tendered shares of Common Stock (including Common Stock represented by ADSs) is RUB 4,934,527,300 or less, then all shares of Common Stock (including Common Stock represented by ADSs) validly tendered will be purchased at the Strike Price.

If the aggregate value at the Strike Price of all validly tendered shares of Common Stock (including Common Stock represented by ADSs) exceeds RUB 4,934,527,300, not all of the shares of Common Stock (including Common Stock represented by ADSs) validly tendered will be accepted and purchased. In these circumstances, the number of shares of Common Stock (including Common Stock represented by ADSs) which will be accepted and purchased will be as follows:

(a)         all valid tenders of shares of Common Stock at a price at or (if applicable) below the Strike Price or as a Strike

Price Tender by a Shareholder will be scaled down pro-rata to the total number of Common Stock so tendered by that Shareholder, such that the total value of Common Stock (including Common Stock represented by ADSs) purchased pursuant to the Tender Offer does not exceed RUB 4,934,527,300; and

(b)         all tenders of shares of Common Stock at a price above the Strike Price will be rejected and will not be purchased by the Offeror.

The Offeror reserves the right at any time prior to the announcement of the results of the Tender Offer to extend the period during which the Tender Offer is open, based on market conditions and/or other factors, subject to compliance with applicable legal and regulatory requirements. The Company shall notify Shareholders of any such revision, change or extension promptly by public announcement. The Company will post such announcement on its website not later than 10 a.m. (Moscow time) and by press release in the United States and file such announcement with the United States Securities and Exchange Commission (the “SEC”) no later than the earlier of 9 a.m. New York City time and the first opening of the New York Stock Exchange in each case, on the next US Business Day after the scheduled expiration date of the Tender Offer.

Circumstances in which the Tender Offer may not proceed

The Tender Offer is not conditioned on any minimum number of shares being tendered or on the Company obtaining additional financing. The Tender Offer is, however, subject to certain other conditions set forth in the Offer to Purchase, such as there not arising any material adverse change or certain other force majeure events prior to the closing of the Tender Offer.

Full details of the Tender Offer, including the terms and Conditions on which it is made, are set out in the Offer to Purchase.

Timetable

The expected timetable is as follows:

Tender Offer commences	3:00 p.m. Moscow time on October 31, 2016

Publication of the Company’s financial results for the nine months ended September 30, 2016	November 17, 2016

Payment of the semi-annual dividend approved by the Company’s general meeting of shareholders on September 30, 2016 to be paid to Shareholders that were holders of record as of October 14, 2016	no later than November 21, 2016

Latest time and date for receipt by ADS Tender Agent of ADS Letters of Transmittal for ADSs and ADR certificates or book-entry transfer of ADSs	5:00 p.m. (New York City time) on November 30, 2016

Latest time and date for receipt by Common Stock Tender Agent of Common Stock Letters of Transmittal for Common Stock	10:00 a.m. Moscow time on December 1, 2016

Announcement of results of Tender Offer and pro-ration (if any)	by December 2, 2016

Return of unpurchased ADSs to ADS Holders	on or about December 2, 2016

Dispatch of payment of net proceeds in respect ADSs	on or about December 12, 2016

Execution of purchase agreements in respect of shares of Common Stock under the Tender Offer	from December 5 through December 9, 2016

Transfer of Common Stock accepted for purchase	from December 5 through December 16 , 2016

Credit of proceeds in respect of shares of Common Stock	from December 6 through December 23, 2016

Announcement of final Tender Offer results*	on or about December 19, 2016

Settlement with Sistema pursuant to the Purchase Agreement	no earlier than December 19, 2016

Dealer Manager

The Board has received services from Credit Suisse Securities (USA) LLC in relation to the Tender Offer that are customarily performed by investment banks in their capacity as dealer managers in connection with tender offers of a like nature. In providing its services, Credit Suisse Securities (USA) LLC has relied on the Board’s commercial assessments.

Recommendation and Directors’ Intentions

Although the Board believes that the return of cash by means of a Tender Offer is in the best interests of the Shareholders as a whole and has approved the Tender Offer, the Board is not making a recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders decide to tender all or any of their shares of Common Stock (including Common Stock represented by ADSs) will depend, among other things, on their view of the Company’s prospects and their own individual circumstances, including their tax position. Shareholders should make their own decision in respect of participation in the Tender Offer and are recommended to consult their duly authorised independent advisors.

The Directors and Officers of the Company have indicated that they do not intend to participate in the Tender Offer and will retain their current holdings. As a consequence (assuming successful completion of the Tender Offer), they may end up owning a greater percentage of the Issued Share Capital after the Tender Offer than they did before, as there may be fewer shares of Common Stock in issue after completion of the Tender Offer if the Company decides to cancel the tendered shares of Common Stock.

Further information

If you have questions on how you can deliver Common Stock Letters of Transmittal in order to participate in the Tender Offer in respect of shares of Common Stock, please call the Common Stock Tender Agent on 8 800 200 80 72 (from within the Russian Federation), the Information Agent on +1 866 257 5415 (from within the United States) and 00 800 3814 3814 (from within the European Union via European Toll Free).

If you have questions on how you can participate in the Tender Offer in respect of the ADSs, please call the Information Agent on +1 866 257 5415 (from within the United States) and 00 800 3814 3814 (European Toll Free) and at the following email address: MTS-offer@georgeson.com. Banks, brokers and institutional holders within the United States may call +1 866 257 5415.

If you hold your ADSs through a bank, broker or other nominee and have questions on how you can participate in the Tender Offer in respect of the ADSs, please contact such bank, broker or other nominee or the Information Agent on +1 866 257 5415.

Please note that for legal reasons the Common Stock Tender Agent, the ADS Tender Agent and the Information Agent will only be able to provide technical information regarding the mechanics of tendering into the Tender Offer and the completion of the accompanying Common Stock Letter of Transmittal and ADS Letter of Transmittal and will be unable to give advice on the merits of the Tender Offer or to provide legal, financial, investment, taxation or any other advice or information.

Credit Suisse Securities (USA) LLC is acting exclusively for the Offeror and the Company as dealer manager in connection with the Tender Offer and the production of the Offer to Purchase and is not advising, or acting for, any other person and will not be responsible to any person other than the Offeror and Company for providing the protections afforded to the clients of Credit Suisse Securities (USA) LLC or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in the Offer to Purchase.

Capitalised terms used in this announcement shall have the same meaning ascribed to them in the Offer to Purchase published by the Company on October 31, 2016.

Cautionary Statement

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as ‘anticipate’, ‘believe’, ‘intend’, ‘estimate’, ‘expect’ and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, the Offeror, nor Credit Suisse Securities (USA) LLC assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (including shares of Common Stock represented by ADSs). The Tender Offer is made only pursuant to the Offer to Purchase, the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs. The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by other means (including, without limitation, facsimile transmission, email, telex and telephone), or via any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the making of the Tender Offer into or inside such jurisdiction would constitute violation of the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this announcement  or in the Offer to Purchase. Any representation to the contrary is a criminal offence.

The information contained in this notice and in the Offer to Purchase is addressed exclusively to the holders of Common Stock or ADSs. Neither this notice, nor the Offer to Purchase nor the Tender Offer described therein nor any information contained herein constitute an offer (“Offerta”) pursuant to Russian law, or an advertisement, or an offer of securities to an unlimited number of persons within or outside the territory of the Russian Federation, or voluntary tender offer or mandatory tender offer under Russian law. Neither this notice, nor the Offer to Purchase, nor the Tender Offer described therein constitute or are intended for placement or public circulation or securities of foreign issuers in the Russian Federation. Furthermore neither this notice, nor the Offer to Purchase constitute an auction under the Laws of the Russian Federation and provisions of articles 447 – 449 of the Civil Code of the Russian Federation do not apply to the Tender Offer. ADSs, to which the Tender Offer relates, are neither registered in the Russian Federation not admitted to placement, public placement or public circulation in the Russian Federation in accordance with Article 51 of the Russian Federal law No. 39-FZ “On the Securities Market”, dated April 22, 1996 (as amended) (the “Securities Market Law”). The Tender and purchase of ADSs will be carried our exclusively in accordance with the procedures set for the in the Offer to Purchase. Any information in the Offer to Purchase and related documents in respect of ADSs is addressed in the Russian Federation solely to persons who are “qualified investors’ as defined in the Securitas Market Law.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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